UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-

16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Dato’ Sri Amrin Awaluddin

The board of directors of the Company has appointed Dato’ Sri Amrin Awaluddin as a director effective from May 30, 2025.

Dato’ Sri Amrin Awaluddin has over 30 years of experience in corporate and banking sectors with large caps and institutions including Lembaga Tabung Haji, Boustead Holdings Berhad, Sime Darby Properties Berhad, Media Prima Berhad Group of Companies and so on. He currently serves as Group Managing Director and Chief Executive Officer of Tradewinds Group (M) Sdn Bhd, board member of Majlis Agama Islam Wilayah Persekutuan, and Chairman of Pusat Pungutan Zakat Wilayah Persekutuan.

Dato’ Sri Amrin Awaluddin currently serves as a director of Tradewinds Corporation Berhad, Horsedale Development Berhad, Padiberas Nasional Berhad, and Tradewinds Plantation Berhad. He won Kancil’s Chairman Awards in 2011.

Dato’ Sri Amrin Awaluddin obtained an Master of Business Administration (Finance) degree from the University of Hull, United Kingdom and a Bachelor of Business Administration degree from Acadia University, Canada. He is also a member of the Institute of Chartered Management Accountants (CIMA), UK and a Chartered Accountant of the Malaysian Institute of Accountants (MIA).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Daxue Wang
Name	:	Daxue Wang
Title	:	Chief Financial Officer

Date: May 30, 2025